Exhibit (a)(14)

Danaher Completes Acquisition of Tektronix

Washington, D.C., November 21, 2007 – Danaher Corporation (NYSE: DHR) announced today that it has completed the merger of its indirect wholly owned subsidiary into Tektronix, Inc. and, as a result, Tektronix has become an indirect wholly owned subsidiary of Danaher.

Tektronix’s common stock will now cease to be traded on the New York Stock Exchange. Detailed instructions will be mailed to former Tektronix stockholders who did not tender their shares into the offer outlining the steps to be taken to obtain the merger consideration of $38 per share in cash, without interest.

The closing of the merger and the cessation of trading of Tektronix’s common stock on the New York Stock Exchange are each a “fundamental change” under the terms of the indenture governing Tektronix’s $345 million aggregate principal amount 1.625% Senior Convertible Notes due 2012, which entitles the noteholders to convert their notes into a cash amount based on the value of a certain number of common shares to be determined by a formula set forth in the indenture.

About Danaher

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Medical Technologies, Industrial Technologies and Tools and Components www.danaher.com.

About Tektronix

Tektronix is a leading supplier of test, measurement, and monitoring products, solutions and services for the communications, computer, consumer electronics, and education industries — as well as military/aerospace, semiconductor, and a broad range of other industries worldwide. With 60 years of experience, Tektronix enables its customers to design, build, deploy, and manage next-generation global communications networks, computing and advanced technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 19 countries worldwide. Tektronix’s Web address is www.tektronix.com.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860